PE 2/11/2013

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

1934
13e-4(d)(1)+13e-4(f)(1)(ii)
February 11, 2013

DIVISION OF
CORPORATION FINANCE

February 11, 2013



13000636

Via Facsimile & U.S. Mail
Roxane F. Reardon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Re: VWAP Pricing in Issuer Cash Tender Offer by CNO Financial Group, Inc.

Dear Ms. Reardon:

We are responding to your letter dated February 11, 2012 addressed to Nicholas P. Panos and Perry J. Hindin, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and facts presented in your letter, the staff of the Division of Corporation Finance will not recommend that the Securities and Exchange Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act if the Company conducts the Offer by using the Pricing Mechanism as described in your letter. In issuing this no-action position, we considered the following facts, among others:

- the Offer to Purchase will disclose the Pricing Mechanism for determining the final purchase price per Subject Security that is equal to the sum of the Parity Value plus a fixed amount of cash (together with any accrued and unpaid interest);

- the Offer to Purchase will include an illustrative table showing calculations of the purchase price;

- the Offer to Purchase will disclose a fixed minimum purchase price that will be paid by the Company for each Subject Security tendered and purchased;

- the Pricing Mechanism and the minimum price will remain fixed throughout the duration of the Offer; and, if there is a change in the Pricing Mechanism or the minimum price, the Offer will remain open for at least 10 business days;

- the Common Stock used as the reference security in the Pricing Mechanism is listed on the New York Stock Exchange;

- the Company's belief that the value of the Subject Securities is directly correlated to the trading price of the Common Stock;

- the Company will publish the daily indicative calculated purchase prices per Subject Security on a webpage maintained for the Offer and has provided a toll-free number that holders of the Subject Securities can use to obtain pricing related information;

- the Company will publish the final purchase price on the Offer webpage and in a press release no later than 4:30 p.m., New York City time, on the Expiration Date of the Offer, and electronically file that information on an amended Schedule TO;

- the Company will make available forms of VOI and notice of withdrawal in its printed offering materials and on the Offer webpage, will permit tenders and withdrawals to be made until midnight on the Expiration Date, and will disclose the procedures for making tenders and withdrawals in the offering materials;

- the Offer to Purchase will include disclosure informing beneficial holders of the Subject Securities that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or notice of withdrawal (as applicable) to the Depositary on such beneficial holders' behalf prior to midnight, New York City time, on the Expiration Date; and

- the Offer to Purchase discloses that the Company is seeking to buy any and all of the Subject Securities.

The foregoing no-action position is based solely on your representations and the facts presented in your letter dated February 11, 2012, as supplemented by telephone conversations with the staff. Any different facts or circumstances may require a different conclusion. This relief is strictly limited to the application of Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) to the Company's use of the Pricing Mechanism. This response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented. The Company should discontinue the Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the 1934 Act and Rules 10b-5, 13e-4(j) and 14e-3 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rests with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including any questions relating to the adequacy of the disclosure regarding, and the applicability of any other federal or state laws to, the Pricing Mechanism or the Offer.

Sincerely,



Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

E-MAIL ADDRESS

DIRECT DIAL NUMBER

February 11, 2013

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Nicholas P. Panos, Senior Special Counsel
Perry J. Hindin, Special Counsel

Re: VWAP Pricing in Issuer Cash Tender Offer by CNO Financial Group, Inc.

Ladies and Gentlemen:

We are writing on behalf of our client CNO Financial Group, Inc. (the "Company") in connection with a proposed tender offer (the "Offer") by the Company to purchase for cash any and all of its outstanding 7.0% Convertible Senior Debentures due 2016 (the "Subject Securities") at a purchase price per Subject Security[1] determined in accordance with the Pricing Mechanism (as defined below). The Subject Securities will be convertible at any time after June 30, 2013 into shares of the Company's common stock ("Common Stock"), which is listed for trading on the New York Stock Exchange. Accordingly, the Offer is subject to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in addition to Regulation 14E and Sections 13(e) and 14(e) under the 1934 Act.

We are writing to request, on behalf of the Company, that the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act with the respect to the Company's use of the Pricing Mechanism to determine the purchase price to be paid per Subject Security pursuant to the Offer.

I. The Offer

The Company proposes to offer to purchase any and all of the outstanding Subject Securities pursuant to the Offer, which will expire (the "Expiration Date") at midnight, New York City time, on a date at least 20 business days after commencement of the Offer (the "Commencement Date"). The Offer will be subject to customary general conditions but will not be subject to a

1 As used in this letter, any reference to a price or value "per Subject Security" or "for each Subject Security" means a price or value per $1,000 principal amount of Subject Securities.

minimum tender condition. The Company will disclose all terms and conditions of the Offer in the Offer to Purchase (the "Offer to Purchase").

All of the Subject Securities are held in book-entry form through the facilities of The Depository Trust Company ("DTC"), and all of the Subject Securities are currently represented by one or more global certificates held for the account of DTC. The Company has advised us that it believes that substantially all of the holders of the Subject Securities are institutional investors.

Participation in the Offer by holders of Subject Securities will be entirely voluntary. It is expected that none of the Company, its Board of Directors or the dealer manager for the Offer will make any recommendation to holders of Subject Securities as to whether to participate in the Offer. Subject Securities that are not purchased in the Offer will remain outstanding on their current terms and conditions. Subject Securities purchased by the Company in the Offer will be cancelled and retired.

Because the trading price of the Common Stock on the New York Stock Exchange is well in excess of the conversion price of the Subject Securities (i.e., the Subject Securities are "in the money"), the Company believes that the value of the Subject Securities is directly correlated to the trading price of the Common Stock.[2] Accordingly, the price which the Company proposes to offer to pay for each Subject Security tendered and purchased in the Offer will be determined by reference to the Average VWAP for the Common Stock. For purposes of the Offer, the Company proposes that the "Average VWAP" will be the simple arithmetic average of the daily VWAP over an averaging period of a minimum of 25 consecutive trading days ending on the Expiration Date (the "VWAP Averaging Period"), and the daily VWAP for any trading day will be the per share volume-weighted average price of the Common Stock on the New York Stock Exchange, as displayed on an appropriate page of Bloomberg to be specified in the Offer to Purchase, in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session of the New York Stock Exchange on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of the Common Stock on such trading day determined, using a volume-weighted average method, by the Company).

The Offer to Purchase will disclose that the purchase price per Subject Security will be equal to the sum of (A) the Average VWAP *multiplied by* 183.5145, which is the number of shares of Common Stock into which each Subject Security is currently convertible in accordance with its terms (the "Parity Value") *plus* (B) a fixed amount of cash (the "Pricing Mechanism").[3] In addition, holders of Subject Securities purchased in the Offer will receive accrued and unpaid interest on their Subject Securities purchased pursuant to the Offer. Furthermore, the Offer to

---

2 The conversion rate for the Subject Securities is 183.5145 shares for each $1,000 principal amount of Subject Securities. This corresponds to a conversion price of approximately $5.45 per share of Common Stock. On February 6, 2013, the closing price per share of the Common Stock on the New York Stock Exchange was $10.19. As described in greater detail in the "Discussion" section below, the Company has observed a direct correlation between the value of the Subject Securities and the trading price of the Common Stock.

3 The purchase price per Subject Security will not be adjusted at any time during the Offer for any dividends declared and/or paid on the Common Stock during the Offer.

Purchase will disclose a fixed minimum purchase price that will be paid by the Company for each Subject Security tendered and purchased pursuant to the Offer.[4] However, the Company does not propose to limit the maximum purchase price per Subject Security that will be paid pursuant to the Offer.

Accordingly, investors will generally benefit from increases in the value of the Common Stock during the VWAP Averaging Period. The Offer to Purchase will include a table showing illustrative calculations of the purchase price based on a range of hypothetical Average VWAP values for the Common Stock.

The Offer to Purchase will include the address of, or in the case of electronic copies of the Offer to Purchase, a link to, a webpage that will provide updated indicative purchase prices per Subject Security during the Offer. In particular:

- By 4:30 p.m., New York City time, on each trading day after the Commencement Date and before the first day of the VWAP Averaging Period, the webpage will show an indicative Average VWAP and the resulting indicative purchase price per Subject Security calculated as though that day were the Expiration Date (i.e., it will show the indicative Average VWAP for that day and the preceding trading days of the VWAP Averaging Period and the resulting indicative purchase price per Subject Security).

- During each trading day during the VWAP Averaging Period, the webpage will show the indicative Average VWAP and resulting indicative purchase price per Subject Security using cumulative actual trading data, updated every three hours starting at 10:30 a.m., New York City time,[5] on each trading day as follows:

    - On the first trading day of the VWAP Averaging Period, the webpage will show the indicative Average VWAP and resulting indicative purchase price per Subject Security that reflect the actual intra-day volume-weighted average price of the Common Stock during the elapsed portion of that trading day.

    - On each subsequent trading day of the VWAP Averaging Period, the webpage will show the indicative Average VWAP and resulting indicative purchase price per Subject Security that reflect the simple arithmetic average of the daily VWAP on the preceding trading days of the VWAP Averaging Period and the actual intra-day volume-weighted average price during the elapsed portion of such subsequent trading day, weighting the daily VWAP for each preceding trading day in the period the same as such actual intra-day volume-weighted average price. For example, based on the

---

4 For purposes of this letter, the Company acknowledges that a change in the Pricing Mechanism or a change in the minimum purchase price would constitute a change in the consideration offered for the Subject Securities within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b) and would require an extension of the Offer in the event that notice of any such change would otherwise be given less than ten business days prior to the previously scheduled Expiration Date.

5 While the indicative Average VWAP and purchase price per Subject Security will be updated every three hours during the VWAP Averaging Period, this information will reflect a 20-minute delay in the reported pricing information due to restrictions on publication of real-time price and volume data.

proposed VWAP Averaging Period of 25 trading days, at any time during the 25th trading day of the VWAP Averaging Period, the webpage will show the indicative Average VWAP equal to (a) the combined daily VWAP for the preceding 24 trading days plus the actual intra-day volume-weighted average price during the elapsed portion of the 25th trading day divided by (b) 25, as well as the resulting indicative purchase price per Subject Security.

- Each time the webpage is updated, it will also show the closing trading price (or, after the VWAP Averaging Period starts, a reasonably current trading price) for the Common Stock on the New York Stock Exchange.[6]

The Offer to Purchase will also disclose a toll-free telephone number that holders of the Subject Securities can call to contact the information agent for the Offer to obtain the same information that is posted on the webpage.

The Company will announce the final purchase price per Subject Security by press release and on the webpage no later than 4:30 p.m., New York City time, on the Expiration Date, and will amend the Schedule TO that will be filed in connection with the Offer to disclose the final purchase price per Subject Security and attach the press release as an exhibit.

Holders of the Subject Securities will have withdrawal rights until the Offer expires. Because the Offer will expire at midnight, New York City time, on the last day of the VWAP Averaging Period – approximately 7.5 hours after the Company announces the final purchase price per Subject Security – holders will have an opportunity for last-minute tenders and withdrawals. In this regard, we note the following:

- We have been advised that DTC will be open until 5:00 p.m., New York City time, on the Expiration Date, which will enable holders of the Subject Securities to tender or withdraw Subject Securities in that system for 30 minutes after the Company announces the final purchase price per Subject Security.

- Between 5:00 p.m., New York City time, and midnight, New York City time, on the Expiration Date, tenders of Subject Securities will be able to be made by faxing a voluntary offering instructions form (a "VOI") to the depositary for the Offer (the "Depositary"), and withdrawals of previous tenders will be able to be made by faxing notices of withdrawal to the Depositary.[7] The Depositary will cause those tenders and

---

[6] We do not believe it would be useful for the webpage to include regularly updated trading prices for the Subject Securities because (a) the Subject Securities are not listed, there is no other established public market for them, the trading market for them is not active, prices reported for them by Bloomberg and other pricing services are sporadic and as a result we question whether updated values for them would be meaningful and (b) based on the limited pricing data available for the Subject Securities, the Company believes that the value of the Subject Securities is directly correlated to the trading prices of the shares of Common Stock into which they are convertible. We also note that there is no requirement for an offeror in a cash tender offer for debt securities to provide updated trading prices for the subject debt.

[7] All holders of Subject Securities will be able to have their Subject Securities tendered or withdrawn via these fax procedures. However, only DTC participants (i.e., brokers and similar institutions shown on a DTC security position listing as the owners of Subject Securities) will be able to deliver such faxes. In

withdrawals to be reflected when DTC's system reopens at 8:00 a.m., New York City time, on the business day after the Expiration Date.

- The Company will make available forms of the VOI and notice of withdrawal both in printed materials and via the webpage described above. Copies of these documents will also be filed as exhibits to the Tender Offer Statement on Schedule TO filed by the Company in relation to the Offer. The Offer to Purchase will explain the procedures for after-hours tenders and withdrawals, including the times and methods by which tenders and withdrawals must be made. Furthermore, the procedure for tendering Subject Securities by means of a VOI will be disclosed on the cover page of the Offer to Purchase.

II. Discussion

We have been advised by the Company that, because the Subject Securities by their terms are convertible into shares of Common Stock (and the conversion price per share (approximately $5.45) is currently significantly less than the trading price of the Common Stock as of February 6, 2013 ($10.19)), the Company believes that there is a direct correlation between the price at which holders of Subject Securities would be willing to tender their respective Subject Securities and the trading price of the Common Stock at the time of such tender. Although the Subject Securities are not publicly traded, the Company has observed, based on the limited pricing data available, a direct correlation between the value of the Subject Securities and the trading price of the Common Stock.[8] In light of this correlation, the Company desires to determine the purchase price in accordance with a formula that offers holders of the Subject Securities a cash purchase price per Subject Security equal to the Parity Value (which will be based on the trading price of the Common Stock) plus a fixed cash payment (subject to the minimum purchase price), as described in more detail above.

The Company's proposed Pricing Mechanism uses a VWAP Averaging Period that ends on the Expiration Date rather than two business days prior to the Expiration Date (so-called "Day 18 pricing") because, if Day 18 pricing were used, increases in the trading price of the Common

---

order to facilitate use by beneficial holders of Subject Securities who own their Subject Securities through a broker or similar institution of the VOI and withdrawal procedures applicable to tenders and withdrawals after 5:00 p.m., New York City time, on the Expiration Date, the Offer to Purchase will inform such beneficial holders that they must make arrangements with their brokers or similar institutions for such brokers or similar institutions to fax a VOI or a notice of withdrawal (as applicable) to the Depositary on such beneficial holders' behalf prior to midnight, New York City time, on the Expiration Date.

[8] To assess the correlation between the values of the Subject Securities and the trading prices of the Common Stock, the Company compared such amounts for the past 18 months. The Company observed that the square of the price correlation coefficient ("R-Squared") of the Subject Securities with respect to the Common Stock was 0.98 (with 1.00 being perfectly correlated). We have supplementally provided to the Staff a graph that illustrates this correlation. This correlation indicates that the value of the Subject Securities is extremely sensitive to movements in the trading price of the Common Stock such that an increase (or decrease) in the trading price of the Common Stock results in an almost dollar-for-dollar increase (or decrease) in the value of the Subject Securities. Because of this price sensitivity, the Company believes that the use of a pricing formula is the optimal means of presenting the amount of the Offer consideration.

Stock during the last two business days of the Offer could cause the purchase price per Subject Security offered pursuant to the Offer to be less than the value of the Subject Securities on the Expiration Date, requiring the Company to increase the purchase price per Subject Security in the Offer to induce holders of the Subject Securities to tender (or not withdraw) their Subject Securities. Similarly, a decrease in the trading price of the Common Stock during the last two business days of the Offer could cause the purchase price per Subject Security offered pursuant to the Offer to be greater than the value of Subject Securities in the Offer, requiring the Company to reduce the purchase price per Subject Security in the Offer (subject to the minimum purchase price) to avoid "over paying" for the Subject Securities to the detriment of the Company and its stakeholders who are not holders of the Subject Securities.[9] With Day 18 pricing, increases or decreases in the purchase price per Subject Security to offset potential fluctuations in the trading price of the Common Stock during the last two business days of the Offer could be necessitated on multiple occasions, with each such increase or decrease requiring an extension of the Offer pursuant to Rules 13e-4(f)(1)(ii) and 14e-1(b) and, in theory, resulting in the Offer being extended in perpetuity. The potential for multiple extensions of the Offer could create a significant amount of uncertainty as to when, or if, the Offer would ever be completed.

As compared to a pricing mechanism that uses Day 18 pricing, the Company's proposal for the VWAP Averaging Period to end on the Expiration Date would foster greater certainty for the Company and holders of the Subject Securities by establishing a final purchase price that is more closely correlated to the value of the Subject Securities on the Expiration Date and thereby reducing the likelihood of a last-minute pricing amendment and consequent extension of the Offer, which extension would necessarily delay payment of the purchase price to tendering holders of Subject Securities.[10]

The Pricing Mechanism proposed by the Company will establish the purchase price per Subject Security in a simple, easy-to-understand and transparent fashion. Holders of the Subject Securities at all times from the Commencement Date will know the exact mechanism for determining the final purchase price per Subject Security, as well as the fixed cash payment and the minimum purchase price that the Company will pay for the Subject Securities. They will have free and ready access to updated indicative pricing information and time to tender or withdraw their Subject Securities after the final purchase price per Subject Security is announced, enabling them to make informed decisions about whether or not to tender.

We believe that holders of the Subject Securities expect to receive a specified cash payment in addition to the Parity Value of each Subject Security tendered. Imposing an arbitrary multi-day

---

9 While the minimum purchase price per Subject Security contemplated by the Offer presents some risk that the Company will "over pay" for the Subject Securities in the Offer, the Company believes that this risk is outweighed by the benefit of the certainty afforded by the minimum purchase price to holders of the Subject Securities and the Company in the event that the trading price of the Common Stock decreases significantly during the Offer.

10 It is possible that the closing price of the Common Stock on the Expiration Date may differ significantly from the Average VWAP used to determine the final purchase price per Subject Security in the Offer, but we believe that the use of a VWAP Averaging Period that ends on the Expiration Date provides a reasonable balance between the objectives of providing the most current pricing practicable and reducing price distortions that could occur if prices were established at a single point in time.

time delay between the time that the final purchase price per Subject Security is determined and expiration of the Offer will interfere with that expectation (increasing the chance that the cash value delivered at expiration by the Company will differ substantially from the amount expected by holders of the Subject Securities) and is not necessary for the protection of investors.

In addition, because substantially all of the holders of the Subject Securities are believed to be institutional investors, the Company expects that substantially all of the holders of Subject Securities have prior experience with tender offers and exchange offers in which similar tender and withdrawal procedures may have been available. Consequently, the Company expects that these holders will be able to analyze the proposed Pricing Mechanism and make informed decisions whether or not to tender (or to withdraw a prior tender) in the time periods described above. For these reasons, we believe that the proposed Pricing Mechanism complies with the applicable rules, is not coercive or unfair and should be permitted.

Below we set forth additional reasons why we believe the proposed Pricing Mechanism complies with applicable SEC rules and should be permitted.

Rules 13e-4(f)(1)(ii) and 14e-1(b) under 1934 Act

Rules 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act require, in relevant part, a tender offer to remain open for at least ten business days after notice of an increase or decrease in the consideration offered is first published, sent or given to security holders. In our view, the consideration offered for each Subject Security in the Offer is a fixed cash amount in addition to the Parity Value of the Subject Security (subject to a minimum purchase price), payable in cash, with the Parity Value calculated as a function of the Average VWAP over the VWAP Averaging Period. The Company will announce that consideration upon the commencement of the Offer, and we do not believe the arithmetic calculation of the final purchase price per Subject Security on the Expiration Date will be a change in "the consideration offered" within the meaning of Rules 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act.

Rule 13e-4(d)(1) under the 1934 Act

Rule 13e-4(d)(1) under the 1934 Act requires that the issuer in an issuer tender offer disclose the information required by Schedule TO, which, in turn, requires by Item 4 thereof, that the issuer disclose the amount of consideration offered for the securities subject to the tender offer.

Because the Pricing Mechanism, instead of a fixed price, is being used in an effort to comply with Item 4 of Schedule TO, there is some uncertainty as to whether disclosure of the Pricing Mechanism satisfies this Item of the Schedule. For the same reasons we discuss above with respect to Rules 13e-4(f)(1)(ii) and 14e-1(b), we believe the Offer to Purchase, which will describe the precise manner in which the final purchase price per Subject Security will be calculated, will include a full description of the consideration offered and that the absence of the final purchase price per Subject Security in the Offer to Purchase will not violate Rule 13e-4(d)(1) under the 1934 Act. In that regard, we acknowledge that the Company is not seeking an exemption from the disclosure requirements of Schedule TO. Rather, the Company believes that, if the Staff grants the requested no-action relief under Rule 13e-4(d)(1), disclosure in the Offer to

Purchase of the proposed Pricing Mechanism consistent with such relief would be deemed not to be inconsistent with the disclosure requirements of Schedule TO.

Section 13(e) of 1934 Act

Section 13(e) of the 1934 Act prohibits an issuer which has a class of equity securities registered under Section 12 of the Exchange Act from purchasing any equity security issued by it if such purchase is in contravention of the rules and regulations promulgated under the Exchange Act by the Commission to define acts and practices which are fraudulent, deceptive or manipulative and to prescribe means reasonably designed to prevent such acts and practices. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b), we believe the Offer to Purchase will comply with Section 13(e) of the 1934 Act and the rules and regulations promulgated thereunder.

Section 14(e) of 1934 Act

Section 14(e) of the 1934 Act prohibits any person from omitting to state any material fact necessary in order to make the statements made in connection with a tender offer, in the light of the circumstances under which they were made, not misleading. For the same reasons we discuss above with respect to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b), we believe the Offer to Purchase, which will describe the precise manner in which the final purchase price per Subject Security will be calculated, will include a full description of the consideration offered and that the absence of the final purchase price per Subject Security will not constitute an omission of a material fact that would violate Section 14(e) of the 1934 Act.

Consistent with Prior No-Action Letters

The Staff has long permitted formula pricing in the context of exchange offers.[11] In a letter for TXU Corp. (September 13, 2004), the Staff extended this rationale to issuer cash tender offers and granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act for an issuer tender offer in which TXU used a Day 18 pricing formula to determine the purchase price it offered for its outstanding equity units and convertible notes (with the final purchase prices per security being determined two business days prior to the expiration of TXU's tender offers).

In letters for McDonald's Corporation (September 27, 2006), Weyerhaeuser Company (February 23, 2007), Halliburton Company (March 23, 2007) and Kraft Foods Inc. (July 1, 2008) (collectively, the "Day 20 Split-Off Letters"), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act permitting companies involved in split-off exchange offers to price the common shares being offered and the common shares being

---

[11] See, e.g., the Staff's letters for Lazard Frères & Co. (August 11, 1995), AB Volvo (May 16, 1997) and Epicor Software Corporation (May 13, 2004).

acquired based on volume-weighted average prices over a two- or three-trading day averaging period ending on the last day of the applicable exchange offer, so-called "Day 20 pricing".[12]

In a letter for Citizens Republic Bancorp, Inc. (August 21, 2009), the Staff granted no-action relief relating to Rule 14e-1(b) under the 1934 Act permitting the offeror to issue a fixed dollar value of its common stock in exchange for its outstanding non-convertible subordinated notes and trust preferred securities, with the final number of shares of common stock to be issued being determined on the expiration date of the exchange offer.[13]

Subsequent to the Citizens Republic letter, in letters for Thermo Fisher Scientific Inc. (November 13, 2009) and Textron, Inc. (October 7, 2011), the Staff granted no-action relief relating to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act with respect to offers with a Day 20 pricing mechanism substantially similar to the Pricing Mechanism and with structural protections, such as daily publishing of indicative purchase prices on a webpage, substantially identical to those to be included in the Offer.[14]

In our view, the rationale of the letters to Citizens Republic, Thermo Fisher Scientific Inc. and Textron, Inc. and the Day 20 Split-Off Letters (collectively, the "Day 20 Letters") readily applies to the Offer because:

- The Pricing Mechanism proposed by the Company for the Offer is consistent with the relief granted in the Day 20 Letters in all material respects: (i) the formula component of the Pricing Mechanism and the fixed cash payment will be fixed and remain constant during the Offer (subject to the minimum purchase price described above and subject to compliance with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) if the pricing formula is changed), (ii) the final purchase price is based on readily observable trading prices for securities listed on a national securities exchange, (iii) the Company will issue a press

---

12 We note that the pricing mechanisms in the exchange offers described by the Day 20 Split-Off Letters generally limited the maximum number of shares that would be issued by the offerors, which could result in tendering holders receiving a value for their tendered securities less than the disclosed value. As a result, the offerors in the Day 20 Split-Off Letters undertook to extend their respective offers by two business days in the event that the maximum share limitations were in effect to give holders additional time to determine whether to tender their securities. Unlike the exchange offers described in the Day 20 Split-Off Letters, the Offer does not contemplate any pricing limitations that could result in tendering holders receiving less value than will be disclosed in the Offer to Purchase. To the contrary, the minimum purchase price contemplated by the Offer protects tendering holders by ensuring that tendering holders will receive at least the minimum cash amount in exchange for their tendered Subject Securities, notwithstanding a decline in the trading price of the Common Stock (and a corresponding decline in the value of the Subject Securities) during the Offer. Because the minimum purchase price contemplated by the Offer does not present the same risk as the maximum share limitations contemplated by the exchange offers described in the Day 20 Split-Off Letters, we do not believe it is necessary to undertake to extend the Offer in the event that the minimum purchase price is in effect on the Expiration Date.

13 Unlike the Offer, the exchange offer contemplated by the Citizens Republic letter was not subject to Rule 13e-4. We do not view this distinction as significant.

14 In this regard, the Company is using the same information agent and the exact same procedures as were used in the Thermo Fisher and Textron tender offers, which include multiple daily website updates displaying the indicative Average VWAP and resulting indicative purchase price.

release announcing the final purchase price and post the final purchase price to the webpage described above promptly following the close of trading on the Expiration Date and will file an amendment to its Schedule TO setting forth the final purchase price and including the press release as an exhibit, thus allowing investors time for last-minute tenders and withdrawals after the final purchase price per Subject Security is announced; and (iv) the Offer to Purchase will include a toll-free number, webpage address and, in the case of electronic copies of the Offer to Purchase, a link to a webpage through which holders of the Subject Securities can access indicative purchase prices, enabling holders to predict whether the final purchase price will make participation in the Offer economically beneficial to them.

- As compared to Day 18 pricing, the Day 20 pricing contemplated by the Offer reduces the likelihood of a disparity between the purchase price offered in the Offer and the value of the Subject Securities and protects any less sophisticated investors as well as holders of the Common Stock. If Day 18 pricing were used, the value of the Subject Securities could fluctuate without limit during the last two business days of the Offer. If, for example, the value of the Subject Securities were to decrease, sophisticated investors might re-establish their short positions during that two-business day period, including by use of rapid, program trade execution, whereas less sophisticated investors may lack the know-how or means to do the same. Any such steps taken by these sophisticated investors to re-establish short positions could result in a substantial number of shares being sold, with a resulting significant, artificial and short-term adverse impact on the price of the Common Stock. This, in turn, could negatively impact the less sophisticated holders of the Subject Securities as well as holders of the Common Stock.

- Investors are accustomed to the type of real-time pricing information contemplated by the Offer's Pricing Mechanism. As was noted in the McDonald's and Weyerhaeuser no-action letters, over the last dozen years, trading markets and investor behavior and expectations have changed dramatically due to the substantially increased penetration of the Internet and online brokerage services among all classes of investors, with investor trading behavior now being driven largely by free, widely available online quotation sources, readily available online brokerage account execution services and free, online "real-time" financial news.

* * * * *

On the basis of the foregoing, we respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend that the SEC take enforcement action against the Company pursuant to Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-1(b) under the 1934 Act with the respect to the Company's use of the Pricing Mechanism to determine the purchase price to be paid per Subject Security pursuant to the Offer.

If you have any questions regarding this request or the Offer, please contact the undersigned at (212) 455-2758.

Very truly yours,



Roxane F. Reardon

cc: Karl W. Kindig, Senior Vice President and Secretary, CNO Financial Group, Inc.
John D. Lobrano, Simpson Thacher & Bartlett LLP